Prospectus Supplement	Exhibit 1
(To Prospectus dated March 15, 2011)	Registration No. 333-63924

300,000,000 Depositary Receipts
CP HOLDRSSM Deposit Facility

This prospectus supplement revises as specified the information contained in the prospectus dated March 15, 2011, as supplemented by the prospectus supplement dated August 12, 2011, relating to the sale of up to 300,000,000 depositary receipts by the CP HOLDRS Deposit Facility.  Investors should read the prospectus dated March 15, 2011 as revised by the prospectus supplement dated August 12, 2011 and this prospectus supplement.  Except as specifically stated herein, the information in the prospectus dated March 15, 2011, as supplemented by the prospectus supplement dated August 12, 2011, is unchanged.

The following text shall replace all text after “SUMMARY” and before “RISK FACTORS”:

RECENT DEVELOPMENTS

Occurrence of an Early Termination Event on September 15, 2011

Pursuant to the terms of the Deposit Agreement dated September 4, 2001, as amended by Amendment No. 1 dated as of August 11, 2011 (the “Deposit Agreement”), the CP HOLDRS Deposit Facility was terminated effective September 15, 2011 (the “Termination Date”).

What happens to CP HOLDRS receipts after the Termination Date?

•	No new CP HOLDRS will be issued.

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Trading of CP HOLDRS on the Toronto Stock Exchange and the New York Stock Exchange will be permanently suspended after the close of trading on the Termination Date.  CP HOLDRS will not be listed for trading on any other securities exchange.

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During the two-month period following the Termination Date and ending on November 15, 2011, owners of CP HOLDRS will have the right to withdraw the underlying securities evidenced by their CP HOLDRS, together with any dividends or other distributions or net proceeds from the sale of any rights or other property received with respect thereto, by delivering CP HOLDRS to the Depositary and paying the applicable taxes, other charges (if any) and Depositary’s fees.  The Depositary has advised that the fee will be $10.00 for each round-lot of 100 CP HOLDRS or portion thereof.

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The Depositary will discontinue the registration of transfers of CP HOLDRS, suspend the distribution of dividends or other distribution to owners thereof, and will not give any further notices or perform any further acts under the Deposit Agreement.

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At any time after November 15, 2011, the Depositary has the right to and has advised the Initial Depositor of its intent to sell the underlying securities then held by the CP HOLDRS Deposit Facility and will thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the owners of CP HOLDRS that have not theretofore been surrendered.  After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, any applicable fees and expenses).  At such time owners of outstanding CP HOLDRS will become general creditors of the Depositary with respect to such net proceeds.

The date of this prospectus supplement is September 15, 2011.